UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


09057419

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30295

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kaiser and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6101 Yellowstone Road, Suite 100
(No. and Street)

Cheyenne (City) **Wyoming** (State) **82009** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd P. Bishop, President **(307) 634-1547**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter, Muirhead, Cornia & Howard Certified Public Accountants
(Name - *if individual, state last, first, middle name)*

123 West First Street (Address) **Casper** (City) **Wyoming** (State) **82602** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

OATH OR AFFIRMATION

I, **Todd P. Bishop**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **KAISER AND COMPANY**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

DEBRA A. JANICEK - NOTARY PUBLIC
COUNTY OF LARAMIE
STATE OF WYOMING
MY COMMISSION EXPIRES NOV. 10, 2011

Signature

President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAISER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

Filed as public information pursuant
to Rule 17a-5(d) under the Security
Exchange Act of 1934.



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CONTENTS



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pmch PORTER, MUIRHEAD, CORNIA & HOWARD
(A Corporation of Certified Public Accountants)

123 West First Street Suite 800 P.O. Box 2759 Casper, Wyoming 82602 (307) 265-4311 Fax (307) 265-5180

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Kaiser and Company
Cheyenne, Wyoming

We have audited the accompanying statement of financial condition of Kaiser and Company, (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit of the statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kaiser and Company as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements and our independent auditor's report are for the internal use and regulatory requirements of Kaiser and Company, its Board of Directors, and its management and should not be used or relied upon by any other party for any purpose. Additional users of these financial statements and our independent auditor's report are hereby advised that the liability of Porter, Muirhead, Cornia & Howard to third party users who use or rely on this information may be limited pursuant to 1995 Wyoming Session Laws, Chapter 155 creating Wyoming Statute §33-3-201.

Porter, Muirhead, Cornia & Howard

Porter, Muirhead, Cornia & Howard
Certified Public Accountants

February 27, 2009



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KAISER AND COMPANY

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS		
Cash and cash equivalents	$	150,215
Due from clearing organizations		70,130
Deposits with clearing organizations		175,000
Commissions receivable, other		17,384
Property and equipment, net		40,229
Other assets		44,725
	$	497,683
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Payables		
Commissions	$	22,205
Trade		10,758
Accrued expenses		31,808
Notes and insurance finance contract payable		31,140
Total liabilities		95,911
Commitments and Contingencies		
Stockholders' Equity		
Common stock, no par value, authorized 500,000 shares; issued and outstanding 18,060 shares		279,834
Retained earnings		121,938
Total stockholders' equity		401,772
	$	497,683

See accompanying notes to the statement of financial condition



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Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

Kaiser and Company (the "Company") is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily serves individual and institutional customers in the State of Wyoming.

With respect to all other securities transactions, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all securities transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customers' funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant Accounting Policies

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include all cash and money market accounts, with original maturities of three months or less and overnight repurchase agreements with a bank.

The Company maintains deposits in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on cash and cash equivalents.

Securities Transactions

Securities transactions are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. The effect of transactions executed but not yet settled is not significant. Investment securities are valued at market with the net unrealized gains and losses included in earnings of the current period.

Property and Equipment

Property and equipment is stated at cost. Depreciation of furniture, fixtures, computers, and vehicles is computed using the straight line method over estimated useful lives of five to ten years.

Commissions

Commissions revenues, expenses, and related clearing expenses are recorded on a trade-date basis as securities transactions occur.



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Note 1. Nature of Business and Significant Accounting Policies (Continued)

Significant Accounting Policies (Continued)

Intangible Asset

The intangible asset, included in other assets on the statement of financial condition, represents a customer list which was recognized as of January 1, 2006 as a result of the purchase of 100% of the Company's stock by its employees. The customer list is amortized on a straight-line basis over a five year period, management's best estimate of its useful life. Although the Company may intend to add customer names and other information to the list in the future, the expected benefits of the customer list asset relate only to the customers on the customer list as the date of its acquisition. The customer list is reviewed for impairment annually and impairment is recognized when the customer accounts materially decrease within the original customer list. At December 31, 2008, the Company did notrecognize impairment on its customer list asset.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Advertising Costs

The Company expenses advertising costs as incurred. The Company's advertising costs for the year ended December 31, 2008 were $8,639.

Accounting Estimates

The preparation of financial statements in conformity with accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Other Assets

At December 31, 2008, the Company's other assets included the following:

Prepaid expenses	$ 24,159
Deposit	3,487
Customer list, net of $25,619 accumulated amortization	17,079
	$ 44,725

Amortization expense on the customer lists was $8,540, for the year ended December 31, 2008.

Note 2. Other Assets (Continued)

Estimated aggregate amortization expenses for each of the next five years is as follows:

For the year ending December 31:		
2009	$	8,540
2010		8,539
	$	17,079

Note 3. Property and Equipment

At December 31, 2008, the Company had the following property and equipment:

Furniture, fixtures and office equipment	$	27,463
Computers		17,540
Vehicles		26,688
		71,691
Less accumulated depreciation		31,462
	$	40,229

Note 4. Notes and Insurance Finance Contract Payable

At December 31, 2008, the Company had following notes payable:

Note payable to a bank, due in monthly installments in the amount of $335 including interest at 6.50%, due in March 2011, collateralized by a vehicle. The current portion of this note payable due within the next fiscal year is $3,352.	$	8,391
Note payable to a bank, due in monthly installments in the amount of $286 including interest at 6.37%, due in June 2013, collateralized by office equipment. The current portion of this note payable due within the next fiscal year is $2,657.		13,407
Insurance finance contract payable, due in monthly installments in the amount of $1,592 including interest at 7.75%, due in May 2009.		9,342
	$	31,140

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $291,874, which is $191,874 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.33 to 1.

Note 6. Off-Balance-Sheet Risk, Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of those with which it conducts business.

Note 7. Employee Benefits

The Company has established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a portion of their compensation ranging from zero percent to the maximum percentage allowable not to exceed the limits of Code Section 401(k). Such deferrals accumulate on a tax deferred basis until the employee withdraws the funds. The Company is required to match a portion of the employees' contribution. For 2008, the rate of Company match was 100% of the employee's elective deferrals that do not exceed four percent of the employee's compensation. Total expense recorded for the Company's match was $27,405 for the year ended December 31, 2008.

Note 8. Lease Commitments

The Company leases its Cheyenne office space under month to month operating lease agreements and its Casper and Jackson office space is under an operating lease agreements, expiring May 2009. At December 31, 2008, the total minimum rental commitment for the Casper and Jackson office leases was $4,930 and $3,098, respectively.

Note 9. Shareholders' Buy/Sell Agreement

As of September 22, 2006, the Company entered into a shareholders' buy/sell agreement. In the event of a shareholder's death, the Company or remaining shareholders will purchase the shares of the decedent shareholder based on an appraisal.

Note 10. Fair Value Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* (SFAS 157) issued by the Financial Accounting Standards Board (FASB). SFAS 157 defines fair value, establishes a framework for measuring fair value, sets out a fair value hierarchy and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities owned or sold short that are traded on a national securities exchange are valued based upon the last reported sale as of the last day of the accounting period or, if there are no reported sales, at the last bid price for long positions and at the last ask price for short positions. Securities traded on the over-the-counter market are valued at the last bid price for long positions and at the last ask price for short positions. Options held are valued based on the last sales price on the exchange, unless the bid price is higher or the asked price is lower, in which case the bid or asked price is used.

The Company has money funds in cash equivalents and deposits with clearing organizations in the statement of financial condition which are considered Level 1 financial instruments.

Note 11. Subsequent Event

Subsequent to the year end the Company purchased a vehicle in the amount of $26,000.

Note 12. Recent Pronouncements

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While Management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position or results of operations.



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